Bruce Markets LLC – Exhibit 3

This is an Updating Amendment, changes in this amendment are related to FORM BD updates.
The changes include an update to the new CCO, Katarzyna Inglot, replacing CCO Andrew Tourney.
A new Chair role, adding George Ruhana; and an update to the FINOP person replacing Kati Synder, to
Ralph D'auge.
These changes are applicable to all Subscribers and the Broker-Dealer Operator.

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?	Y
⊙ es No	

Ownership Codes: NA - less than   B - 10% but less than 25% D - 50% but less than 75%

A   - 5% but less than 10% C - 25% but less than 50%   E - 75% or

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
BRUCE MARKETS HOLDINGS LLC	DE	MANAGING MEMBER	08/2024	E	Y	N	99-4269919
INGLOT, KATARZYNA	I	CHIEF COMPLIANCE OFFICER	07/2025	NA	Y	N	4902558
~~TOURNEY, ROBERT ANDREW~~	~~I~~	~~CHIEF COMPLIANCE OFFICER~~	~~01/2024~~	~~NA~~	~~Y~~	~~N~~	~~6251742~~
LISH, MICHAEL K	I	CHIEF OPERATING OFFICER, PRINCIPAL OPERATIONS OFFICER	09/2024	NA	N	N	4539941
~~SNYDER, KATI MARIE~~	~~I~~	~~FINOP/PRINCIPAL FINANCIAL OFFICER~~	~~04/2025~~	~~NA~~	~~N~~	~~N~~	~~7123602~~
WALLACH, JASON	I	CHIEF EXECUTIVE OFFICER	01/2025	NA	Y	N	4918286
RUHANA, GEORGE WILLIAM	I	CHAIR – BOARD OF DIRECTORS, BRUCE MARKETS HOLDINGS LLC	07/2025	NA	Y	N	5517069
D'AUGE, RALPH ANTHONY	I	FINOP/PRINCIPAL FINANCIAL OFFICER	07/2025	NA	Y	N	4664611